================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   -----------
                               (Amendment No. 6)*

                         The Estee Lauder Companies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

        Class A Common Stock,                               518439 10 4
      par value $.01 per share
--------------------------------------------------------------------------------
   (Title of class of securities)                          (CUSIP number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

                                   ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

================================================================================

---------------------------------------------------------------------           ---------------------------------------------------
CUSIP No.                       518439 10 4                             13G                        Page 2 of 9
---------------------------------------------------------------------           ---------------------------------------------------

------------------------- ---------------------------------------------------------------------------------------------------------
           1              NAME OF REPORTING PERSONS:                  Leonard A. Lauder

                          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ---------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                     (a) [_]
                                                                                                                     (b) [x]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ---------------------------------------------------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       United States of America

------------------------------- ----- ---------------------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                        54,459,424
            SHARES
                                ----- ---------------------------------------------------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                      22,364,203
           OWNED BY
                                ----- ---------------------------------------------------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                   54,459,424
           REPORTING
                                ----- ---------------------------------------------------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                 21,064,203

------------------------- ---------------------------------------------------------------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH           76,823,627 ** SEE ITEM 4
                          REPORTING PERSON:

------------------------- ---------------------------------------------------------------------------------------------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                          ** SEE ITEM 4                                                                                [x]
------------------------- ---------------------------------------------------------------------------------------------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                   40.1%
                                                                                                               ** SEE ITEM 4
------------------------- ---------------------------------------------------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   IN
------------------------- ---------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Identity of Issuer

         (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

         (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

Item 2.  Identity of Person Filing

         (a) - (c)         This report is being filed by Leonard A. Lauder with
                           a business address of 767 Fifth Avenue, New York, New
                           York 10153 (the "Reporting Person"). The Reporting
                           Person is a citizen of the United States of America.

         (d) - (e)         This report covers the Issuer's Class A Common Stock,
                           par value $.01 per share (the "Class A Common
                           Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.

         Not Applicable.

Item 4. Ownership

         (a) As of December 31, 2001, the Reporting Person beneficially owned 76,823,627 shares of Class A Common Stock as follows: (i) 4,974,580 shares of Class A Common Stock held directly by the Reporting Person; (ii) 3,579,302 shares of Class A Common and 42,705,540 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P.; (iii) 4,698,951 shares of Class A Common Stock and 12,189,852 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust; (iv) 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.; (v) 1,300,000 shares of Class A Common Stock as co-trustee of the Estee Lauder 2001 Charitable Trust (the "EL 2001 Trust"); (vi) 313,862 shares of Class A Common held indirectly as a director of The Lauder Foundation; and (vii) 3,200,002 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The shares of Class A Common Stock beneficially owned by the Reporting Person exclude 390,000 shares owned by his wife and 79,700 shares subject to exercisable employee stock options held by his wife, for which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of the 313,862 shares of Class A Common


                               Page 3 of 9 Pages

                           Stock held indirectly as a director of The Lauder Foundation. The shares owned by the EL 2001 Trust are not covered by the Stockholders' Agreement (as defined below).

                           At December 31, 2001, the 4,974,580 shares of Class A Common Stock held directly by the Reporting Person included 3,394,986 shares of Class A Common Stock loaned to Ronald S. Lauder. Ronald S. Lauder is obligated to repay this loan upon demand by the Reporting shares.

                           In February 1999, The Estee Lauder 1994 Trust entered into a forward purchase agreement (the "TRACES II Contract") with the Estee Lauder Automatic Common Exchange Security Trust II, a trust not affiliated with the Reporting Person, The Estee Lauder 1994 Trust or the Issuer (the "TRACES II Trust"), relating to the disposition by The Estee Lauder 1994 Trust to the TRACES II Trust of not fewer than 3,380,201 nor more than 3,988,438 shares of Class A Common Stock held by The Estee Lauder 1994 Trust on February 23, 2002 (subject to extension and subsequent acceleration) (the "Exchange Date"). In January 2002, the Exchange Date was extended to May 23, 2002 (subject to acceleration). Subject to the right of The Estee Lauder 1994 Trust described in the next sentence, the precise number of shares to be delivered by The Estee Lauder 1994 Trust will be determined in accordance with the TRACES II Contract as of the Exchange Date. The Estee Lauder 1994 Trust has the right to elect to pay cash upon settlement of the TRACES II Contract in lieu of delivering shares. Until there is delivery of the shares to the TRACES II Trust, all 3,988,438 shares of Class A Common Stock continue to be included in the total for The Estee Lauder 1994 Trust.

         (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 76,823,627 shares of Class A Common Stock, which would constitute 40.1% of the number of shares of Class A Common Stock outstanding.

                           Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 18,082,081 shares of Class A Common Stock and the 58,741,546 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 49.6% of the aggregate voting power of the Issuer.


                               Page 4 of 9 Pages

         (c) The Reporting Person has sole voting and dispositive power with respect to: (i) 4,974,580 shares of Class A Common Stock held directly by the Reporting Person;
                           (ii) 3,579,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock held indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P.; and (iii) 3,200,002 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person shares voting power with Ronald S. Lauder and dispositive power with Ronald S. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 1994 Trust, with respect to 4,698,951 shares of Class A Common Stock and 12,189,852 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The Reporting Person shares voting power with Ronald
                           S. Lauder, as co-trustee of the EL 2001 Trust. The Reporting Person shares voting and dispositive power with respect to 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares voting and dispositive power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) the Reporting Person shares dispositive power with Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Reporting Person shares voting and dispositive power with respect to 313,862 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

Item 5. Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         William P. Lauder and Gary M. Lauder, as stockholders of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,579,302 shares of Class A Common Stock and the 42,705,540 shares of Class B Common Stock owned by LAL Family Partners L.P. Ronald S. Lauder, as a co-trustee and beneficiary of The Estee Lauder 1994 Trust, and Ira T. Wender, as a co-trustee of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,698,951 shares of Class A Common Stock and the 12,189,852 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. Ronald S. Lauder as co-trustee and beneficiary of the EL 2001 Trust, has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of 1,300,000 shares of Class A Common Stock owned by the EL 2001 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B


                               Page 5 of 9 Pages

         Common Stock owned by Lauder & Sons L.P.: (i) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 313,862 shares of Class A Common Stock owned by The Lauder Foundation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8. Identification and Classification of Members of the Group

         The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9. Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         Not Applicable.


                               Page 6 of 9 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 2002                              /s/ Leonard A. Lauder
                                                     ---------------------

















                               Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit A -- List of Parties to the Stockholders' Agreement
















                               Page 8 of 9 Pages